

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

<u>CCU ANNOUNCEMENT OF 2006 DEFINITIVE DIVIDEND</u>

(Santiago, Chile, March 8, 2007) – The board of Directors on its meeting held yesterday, approved to propose to the Regular Stockholders' Meeting the distribution, with charge to year 2006's net income, of a Definitive Dividend Nº233 which amounts to Ch$77.62144 per share (Ch$388.1072 per ADR), totaling Ch$24,722,651,569. The Dividend will be paid to its 318,502,872 shares.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.